Exhibit 99.1

8 September 2026

CLEANSING NOTICE UNDER SECTION 708A(5)(E) OF THE CORPORATIONS ACT

Alterity Therapeutics Limited (ASX:ATH) (the Company) advises that it has completed the issue of 8,400,000 fully paid ordinary shares (Shares) to MST Financial Services Pty Ltd (and various sub underwriters) pursuant to the underwriting agreement announced by the Company on 31 August 2026, in respect of the Company’s ATHO class of listed options exercisable at A$0.50 each on or before 31 August 2026.

The Company gives notice pursuant to section 708A(5)(e) of the Corporations Act 2001 (Cth) (Corporations Act) that:

(a)	the Company issued the Shares without disclosure to investors under Part 6D.2 of the Corporations Act; and

(b)	as at the date of this notice, the Company has complied with:

(i)	the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(ii)	section 674 and section 674A of the Corporations Act; and

(c)

as at the date of this notice, there is no information that is “excluded information” (as defined in section 708A(7) of the Corporations Act) which is required to be disclosed by the Company in accordance with Section 708A(8) of the Corporations Act.

This announcement is authorised for release by the Board of Alterity Therapeutics Limited.

Yours faithfully

Abby Macnish Niven

CFO & Company Secretary

T:         +61 (0)3 9349 4906

E:          cfo@alteritytx.com

Alterity Therapeutics Limited ACN 080 699 065
Level 15, 500 Collins Street, Melbourne, Victoria 3000 Australia
www.alteritytx.com